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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65870

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapFinancial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4208 Six Forks Road, Suite 1700
(No. and Street)

Raleigh	NC	27609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise Buchanan — 919 870 6822 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

3605 Glenwood Avenue	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 28 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Denise Buchanan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapFinancial Securities, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Allison V. Hubbell

Notary Public

ALLISON V HUBBELL
NOTARY PUBLIC
WAKE COUNTY, NC
My Commission Expires 5-29-2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
CapFinancial Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of CapFinancial Securities, LLC (the "Company", a wholly-owned subsidiary of The CapFinancial Group, LLC) as of December 31, 2019, and the related statements of income and member's capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in schedules 1-4 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the Company's auditor since 2015, and the Company's parent company since 2007.

Raleigh, North Carolina
February 26, 2020

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Balance Sheet

December 31, 2019

		2019
Assets		
Current assets:		
Cash and cash equivalents	$	1,106,998
Accounts receivable - other		5,566
Accounts receivable - related party		11,712
Prepaid expenses		82,937
Total current assets		1,207,213
	$	1,207,213
Liabilities and Member's Capital		
Current liabilities:		
Accounts payable	$	160
Accounts payable - related party		161,829
Accrued expenses		17,321
Total current liabilities		179,310
Member's capital		1,027,903
	$	1,207,213

See accompanying notes.

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Statement of Income and Member's Capital

Year ended December 31, 2019

		2019
Revenues:		
Commissions on exchange listed securities executed on exchanges	$	340,965
Fees for account supervision, investment advisory, and administrative services		1,072,293
Other operating revenue		425,833
		1,839,091
Operating expenses:		
Compensation		(226,344)
Clearing/execution and fees		3,409
Expense sharing services		1,619,083
Registration and fees		210,392
Insurance		21,689
Taxes and licenses		2,858
Bad debt expense		23,721
Miscellaneous		23,730
		1,678,538
Operating income		160,553
Other income:		
Other income		2,060
Total other income		2,060
Net income		162,613
Member's capital, beginning of year		865,290
Member's capital, end of year	$	1,027,903

See accompanying notes.

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Statement of Cash Flows

Year ended December 31, 2019

		2019
Cash flows from operating activities:		
Net income	$	162,613
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable - other		(3,242)
Accounts receivable - related party		254,985
Broker dealer revenue receivable		137,033
Prepaid expenses		3,316
Accounts payable		(672)
Accounts payable - related party		(129,306)
Commissions payable		(45,193)
Accrued expenses		10,706
Net cash provided by operating activities		390,240
Net increase in cash and cash equivalents		390,240
Cash and cash equivalents, beginning of year		716,758
Cash and cash equivalents, end of year	$	1,106,998

See accompanying notes.

(1) Organization and Significant Accounting Policies

The Company was formed as CapFinancial Securities, LLC, (the "Company"), a North Carolina limited liability company, on November 21, 2013. The Company operates in North Carolina and as of December 31, 2019 is authorized as a foreign LLC in 34 other states. The Company is a wholly-owned subsidiary of The CapFinancial Group, LLC ("Group" or "Parent"), who is a successor by merger to The CapFinancial Group, Inc., and is a broker-dealer in securities registered in 50 states and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. On January 1, 2015, the Company succeeded the broker/dealer operations of CapFinancial Partners, LLC ("Partners"), also a majority-owned subsidiary of Group. Until December 31, 2014, Partners, doing business as CAPTRUST Financial Advisors, was registered as an investment advisor under the Investment Advisers Act of 1940 and as a broker/dealer under the Securities Exchange Act of 1934 (as a "dual registrant"). Due to a corporate restructuring, on January 1, 2015, the Company succeeded the broker/dealer business of Partners upon a "succession by amendment" filing.

New Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"), a comprehensive new revenue recognition standard that superseded nearly all existing revenue recognition guidance. The objective of ASU 2014-09 is for a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted the new revenue recognition standard using the modified retrospective method on January 1, 2018. As a result of adoption, there was no cumulative impact to Company's member's capital as of January 1, 2019 and no impact to revenue for the year ended December 31, 2019.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

(1) Organization and Significant Accounting Policies, Continued

Revenue Recognition

The Company's revenue is recognized based on contracts with clients. The Company generally recognizes revenue pursuant to the terms of its investment advisory agreements or portfolio management account agreements on a quarterly basis at the beginning of each calendar quarter and such revenue is amortized over the quarter as the performance obligation is satisfied. Some revenue is invoiced and recognized on a monthly basis. Revenue related to commissions, money market interest and securities transactions are recognized as revenue as services are provided, which are simultaneously received and consumed by the client.

Accounts Receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less the allowance for doubtful accounts. Accounts receivables are considered past due based on contractual terms. Uncollectible accounts are charged off when all reasonable efforts to collect the accounts have been exhausted. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Although the Company does not currently foresee a credit risk associated with these receivables, repayment is dependent on the financial stability of the companies involved. The Company provides an allowance for doubtful receivables in amounts equal to the estimated collection losses that will be incurred. The allowance for doubtful accounts as of December 31, 2019 was $0.

Income Taxes

The Company is treated as a disregarded entity for income tax purposes and its parent entity, Group, is taxed as a partnership under the Internal Revenue Code whereby its income is taxed to its members. Therefore, there is no provision for income taxes for the Company. Management does not believe the financial statements include any significant uncertain tax positions. Tax years ending December 31, 2017 through December 31, 2019 remain open for examination by taxing authorities as of the date of this report.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. Accounts are insured by the Federal Deposit Insurance Corporation up to at $250,000 at each financial institution. The Company's uninsured cash balance was $667,691 at December 31, 2019.

(2) Revenue Recognition

All revenue recognized on the Statement of Income is considered to be revenue from contracts with customers. The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2019.

Performance obligations satisfied over time	$ 1,222,778
Performance obligations satisfied at a point in time	616,313
Total Revenue	$ 1,839,091

The following table depicts the disaggregation of the various types of revenue generated by the Company:

Rule 12b-1 service and distribution fees	$ 693,172
Sales commissions on variable annuity sales	529,606
Renewal premium on non-qualified variable insurance	616,313
Total Revenue	$ 1,839,091

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $250,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019, the Company had net capital of $927,688, which was $677,688 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was .19 to 1.

(4) Related Parties

Effective January 1, 2015, the Company entered into an amended and restated expense sharing agreement with Partners. The agreement requires the Company to make payments to Partners to cover the cost of shared services. During the year ended December 31, 2019, the Company's portion of the shared services expenses totaled $1,619,083 under this agreement. As of December 31, 2019, the net amount due to Partners totaled $161,829.

In addition, the Company incurs certain clearing/execution fees that are passed along to Partners. These fees were netted against clearing/execution fees in the accompanying statement of income and member's capital. As of December 31, 2019, the net amount due from Partners totaled $11,712.

(5) Subsequent Events

The date to which events occurring after December 31, 2019, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 26, 2020 the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Supplemental Schedule of Changes in Member's Capital

Year ended December 31, 2019

Balance, December 31, 2018	$	865,290
Net income for 2019		162,613
Balance, December 31, 2019	$	1,027,903

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group,LLC)

Supplemental Schedule of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2019

		2019
Net capital:		
Total member's equity	$	1,027,903
Deduct: Non-allowable assets		(100,215)
Deduct: Securities haircuts		
Net capital	$	927,688
Aggregate indebtedness:		
Accounts payable	$	160
Accounts payable - related party		161,829
Accrued expenses		17,321
Total	$	179,310
Net capital requirements:		
Broker-dealer	$	250,000
Net capital in excess of requirements		677,688
Net capital as computed above	$	927,688
Ratio of aggregate indebtedness to net capital		.19 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2019.

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

CAPFINANCIAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of The CapFinancial Group, LLC)

Supplemental Schedule of Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
CapFinancial Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by CapFinancial Securities, LLC and SIPC, solely to assist you and SIPC in evaluating CapFinancial Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. CapFinancial Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 26, 2020

CAPFINANCIAL SECURITIES, LLC

Schedule of Assessment and Payments

Year ended December 31, 2019

Assessment for December 31, 2019	$	1,596
Less:		
Paid August 1, 2019		(876)
Paid February 20, 2020		(720)
Assessment due March 1, 2020	$	NONE

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
CapFinancial Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CapFinancial Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (exemption provisions), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 26, 2020

EXEMPTION STATEMENT

CapFinancial Securities, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

CapFinancial Securities, LLC claims an exemption from SEC Rule 15c3-3, during the year ended December 31, 2019, pursuant to paragraph k(2)(ii).

CapFinancial Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2019 without exception.

[signature]

Denise Buchanan, CCO

2/27/2020

Date

CapFinancial Securities, LLC
(A Wholly-Owned Subsidiary
of The CapFinancial Group, LLC)

Financial Statements
and Supplemental Information

December 31, 2019